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PHONE 650.493.9300
FAX 650.493.6811
www.wsgr.com

November 28, 2016

Via EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Stephen Krikorian

Morgan Youngwood

Re:	SouFun Holdings Limited
Form 20-F for the Fiscal Year Ended December 31, 2015
Filed May 17, 2016
Form 6-K
Filed June 3, 2016
File No. 001-34862

Ladies and Gentlemen:

On behalf of Fang Holdings Limited, formerly known as SouFun Holdings Limited (the “Company”), we have orally requested that the staff (“Staff”) of the Securities and Exchange Commission provide the Company with an extension of time to respond to the comments of the Staff contained in the letter dated October 27, 2016 relating to the Company’s annual report on Form 20-F as referenced above (the “Comment Letter”).

Pursuant to a telephone discussion with Morgan Youngwood of the Staff on November 25, 2016, I understand that the Staff has granted the Company an extension until December 12, 2016, 30 business days from the Comment Letter, in order to enable the Company to respond with more thorough information. The Company has advised me that it expects to respond to the Comment Letter on or before December 12, 2016.

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Securities and Exchange Commission

Re: Fang Holdings Limited

November 28, 2016

Should the Staff have any additional comments or questions, please contact me at (0086-10) 6529-8308.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Dan Ouyang

Dan Ouyang

cc:	Fang Holdings Limited
Vincent Tianquan Mo, Executive Chairman

Wilson Sonsini Goodrich & Rosati, P.C.
Barry E. Taylor
Julia Reigel

Ernst & Young Hua Ming LLP
Eric Li
Kay Deng